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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                 Amendment No. 9

                 Information to be Included in Statements Filed
                Pursuant to Rule 13d-1(a) and Amendments Thereto
                         Filed Pursuant to Rule 13d-2(a)

                         Assisted Living Concepts, Inc.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    04543L109
                                    ---------
                                 (CUSIP Number)


                           Lawrence D. Rovin, Esquire
                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                             260 South Broad Street
                             Philadelphia, PA 19102
                                 (215) 569-2898
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 13, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: |_|



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CUSIP No. 04543L109                     13D                 Page 2 of 6 Pages
--------------------------------------------------------------------------------

----------- --------------------------------------------------------------------

    1.      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                              BET ASSOCIATES, L.P.
                              23-2957243
----------- --------------------------------------------------------------------

    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                    (a) |_|

                                                                    (b) |X|
----------- --------------------------------------------------------------------

    3.       SEC USE ONLY
----------- --------------------------------------------------------------------

    4.      SOURCE OF FUNDS:

                              AF
----------- --------------------------------------------------------------------

    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                        |_|
----------- --------------------------------------------------------------------

    6.      CITIZENSHIP OR PLACE OF ORGANIZATION:

                              Delaware
--------------------------------------------------------------------------------

             NUMBER OF            7.       SOLE VOTING POWER
               SHARES                        492,473  shares of common stock
            BENEFICIALLY    ------------- -------------------------------------
              OWNED BY
                EACH             8.       SHARED VOTING POWER
             REPORTING                      -0- Shares
               PERSON       ------------- -------------------------------------
               WITH
                                 9.       SOLE DISPOSITIVE POWER
                                            492,473 shares of common stock
                            ------------- -------------------------------------

                                10.       SHARED DISPOSITIVE POWER
                                           -0- Shares
--------------------------------------------------------------------------------

   11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  492,473 Shares of Common Stock
----------- --------------------------------------------------------------------

   12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:
                                                                          |_|
----------- --------------------------------------------------------------------

   13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           7.65%
----------- --------------------------------------------------------------------

   14.      TYPE OF REPORTING PERSON
                              PN
----------- --------------------------------------------------------------------


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--------------------------------------------------------------------------------

CUSIP No. 04543L109                     13D                 Page 3 of 6 Pages
--------------------------------------------------------------------------------

----------- --------------------------------------------------------------------

    1.      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                              BRU Holding Company Inc., LLC ("BRU")
                              52-2059411
----------- --------------------------------------------------------------------

    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                    (a) |_|

                                                                    (b) |X|
----------- --------------------------------------------------------------------

    3.      SEC USE ONLY
----------- --------------------------------------------------------------------

    4.      SOURCE OF FUNDS:

                              AF
----------- --------------------------------------------------------------------

    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                        |_|
----------- --------------------------------------------------------------------

    6.      CITIZENSHIP OR PLACE OF ORGANIZATION:

                              Delaware
--------------------------------------------------------------------------------

             NUMBER OF      7.   SOLE VOTING POWER
               SHARES
            BENEFICIALLY          597,567 shares of common stock (represents
              OWNED BY            492,473 shares of common stock held by BET
                EACH              Associates L.P. ("BET") and 105,094 shares of
             REPORTING            common stock held by BRU)
               PERSON
               WITH      ------ ------------------------------------------------

                            8.   SHARED VOTING POWER
                                  -0- Shares

                         ------ ------------------------------------------------

                            9.   SOLE DISPOSITIVE POWER

                                  597,567 shares of common stock (represents
                                  492,473 shares of common stock held by BET and 105,094 shares of common stock held by BRU)

                         ------ ------------------------------------------------

                           10.  SHARED DISPOSITIVE POWER
                                  -0- Shares
--------------------------------------------------------------------------------

   11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             597,567 (represents 492,473 shares of common stock hold by BET and 105,094 shares of common stock held by BRU)

----------- --------------------------------------------------------------------

   12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:
                                                                          |_|
----------- --------------------------------------------------------------------

   13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           9.29%
----------- --------------------------------------------------------------------

   14.      TYPE OF REPORTING PERSON
                              OO
----------- --------------------------------------------------------------------

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--------------------------------------------------------------------------------

CUSIP No. 04543L109                     13D                 Page 4 of 6 Pages
--------------------------------------------------------------------------------

----------- --------------------------------------------------------------------

    1.      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                              BRUCE E. TOLL
----------- --------------------------------------------------------------------

    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                                    (a) |_|

                                                                    (b) |X|
----------- --------------------------------------------------------------------

    3.      SEC USE ONLY
----------- --------------------------------------------------------------------

    4.      SOURCE OF FUNDS:

                              PF
----------- --------------------------------------------------------------------

    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                        |_|
----------- --------------------------------------------------------------------

    6.      CITIZENSHIP OR PLACE OF ORGANIZATION:

                              UNITED STATES OF AMERICA
--------------------------------------------------------------------------------

             NUMBER OF      7.   SOLE VOTING POWER
               SHARES
            BENEFICIALLY          1,110,426 (represents 492,473 shares of common
              OWNED BY            stock held by BET Associates, L.P. ("BET"),
                EACH              105,094 shares held by BRU Holdings Company,
             REPORTING            Inc., LLC ("BRU"), 3,492 shares held by Mr.
               PERSON             Toll's daughter Jennifer Toll and 509,367
               WITH               shares of  common stock held by Mr. Toll.
                         ------ ------------------------------------------------

                            8.   SHARED VOTING POWER
                                  -0- Shares

                         ------ ------------------------------------------------

                            9.   SOLE DISPOSITIVE POWER

                                  1,110,426 (represents 492,473 shares of common stock held by BET, 105,094 shares held by BRU, 3,492 shares held by Mr. Toll's daughter Jennifer Toll and 509,367 shares of common stock held by Mr. Toll.
                         ------ ------------------------------------------------

                           10.  SHARED DISPOSITIVE POWER
                                  -0- Shares
--------------------------------------------------------------------------------

   11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,110,426 (represents 492,473 shares of common stock held
             by BET, 105,094 shares of common stock held by BRU, 3,492
             shares held by Mr. Toll's daughter Jennifer Toll and
             509,367 shares of common stock held by Mr. Toll).
----------- --------------------------------------------------------------------

   12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:
                                                                          |_|
----------- --------------------------------------------------------------------

   13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           17.26%
----------- --------------------------------------------------------------------

   14.      TYPE OF REPORTING PERSON
                              IN
----------- --------------------------------------------------------------------

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--------------------------------------------------------------------------------

CUSIP No. 04543L109                     13D                 Page 5 of 6 Pages
--------------------------------------------------------------------------------

         This Amendment No. 9 to Schedule 13D is being filed by (i) BET Associates, L.P., with respect to shares beneficially owned by BET; (ii) by BRU Holdings Company Inc., LLC with respect to the shares beneficially owned by BET and BRU and (iii) Bruce E. Toll with respect to shares beneficially owned by Mr. Toll, BET and BRU (collectively, the "Filing Persons"). This Amendment No. 9 to
Schedule 13D amends and supplements Item 4 of the original Schedule 13D dated October 14, 1999, Amendment No. 1 to the Schedule 13D dated October 14, 1999, Amendment No. 2 to the Schedule 13D dated November 14, 2000, Amendment No. 3 to the Schedule 13D dated November 21, 2000, Amendment No. 4 to the Schedule 13D dated July 12, 2001, Amendment No. 5 to the Schedule 13D dated November 20, 2001, Amendment No. 6 to the Schedule 13D dated December 17, 2001, Amendment No. 7 to the Schedule 13D dated January 2, 2003 and Amendment No. 8 to the Schedule 13D dated March 17, 2003. Each capitalized term used herein and not otherwise defined has the meaning given such term in the original Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Filing Persons have acquired the Company's securities for investment purposes. The Filing Persons are currently evaluating their position and possible alternative future courses of action, including the possibility of seeking to acquire control of the Company, although they have not formulated any specific plan or proposal.

         Depending upon the course of action that the Filing Persons pursue, the Filing Persons may increase their investment in the Company through the acquisition of additional shares of Common Stock or other securities of the Company in the open market or otherwise, subject to availability at prices deemed favorable by the Filing Persons, or may sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by them. Although the foregoing represents the range of activities presently contemplated by the Filing Persons with respect to the Company and the Common Stock and such other securities, it should be noted that the possible activities of the Filing Persons are subject to change at any time, and there is no assurance that the Filing Persons will seek to influence or obtain control of the Company. Except as set forth above, the Filing Persons have no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


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CUSIP No. 04543L109                     13D                 Page 6 of 6 Pages
--------------------------------------------------------------------------------



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June   , 2003

BET ASSOCIATES, L.P.

By: BRU HOLDINGS COMPANY INC., LLC
Its General Partner



By:      Bruce E. Toll
         -------------------------
         Bruce E. Toll
         Member



BRU HOLDINGS COMPANY INC., LLC


By:      Bruce E. Toll
         ------------------------
         Bruce E. Toll
         Member


         Bruce E. Toll
         ------------------------
         BRUCE E. TOLL